SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Home Bistro, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

43706U 100

(CUSIP Number)

Zalmi Duchman, Chief Executive Officer

c/o Home Bistro, Inc.

4014 Chase Avenue, #212

Miami Beach, FL 33140

(631) 964-1111

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43706U 100
1	NAMES OF REPORTING PERSONS Zalmi Duchman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,956,164(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,956,164(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,956,164(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%(3)
14	TYPE OF REPORTING PERSON IN

(1)	All of such shares are held by Fresh Brands LLC, a Delaware limited liability company (“Fresh Brands”). The Reporting Person and his wife own 100% of the membership interests in Fresh Brands in tenancy-by-entirety, and accordingly, the Reporting Person has shared voting power and shared dispositive power over such shares.

(2)	On September 14, 2020, the Issuer effected a 31.993 to 1 reverse stock split (the “Reverse Stock Split”). The amount of securities reported on this Schedule 13D/A have been adjusted to reflect the Reverse Stock Split.

(3)	Based on 19,012,047 shares of the Issuer’s common stock, par value $0.001 per share, issued and outstanding as of November 9, 2020 based on information provided by the Issuer.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

ZALMI DUCHMAN

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

HOME BISTRO, INC.

This statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”), of Home Bistro, Inc. (f/k/a Gratitude Health, Inc.), a Nevada corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission by Zalmi Duchman (the “Reporting Person”), on May 1, 2020 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 1. Security and Issuer.

The information contained in Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The class of securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”) of Home Bistro, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4014 Chase Avenue, #212, Miami Beach, FL 33140.

Item 2. Identity and Background.

The information contained in Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	Name: Zalmi Duchman (the “Reporting Person”).

(b)	Business address: 4014 Chase Avenue, #212, Miami Beach, FL 33140.

(c)	Present principal employment: The Reporting Person is the Chief Executive Officer and Secretary of the Issuer, which is located at 4014 Chase Avenue, #212, Miami Beach, FL 33140. The Issuer provides high quality, direct-to-consumer, ready-made meals at www.homebistro.com, and restaurant quality meats and seafood through its Colorado Prime brand.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby supplemented as follows:

On November 6, 2020, Fresh Brands gifted 930,000 shares of Common Stock to Friendship Circle of North Broward & South Palm Beach, Inc., a Florida not-for-profit corporation, for no consideration.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The Reporting Person beneficially owns, and has shared dispositive power and shared voting power over, 8,956,164 shares of Common Stock, which represents approximately 47.1% of the outstanding shares of Common Stock, based on 19,012,047 shares of Common Stock outstanding as of November 9, 2020 based on information provided by the Issuer. All of such shares are held by Fresh Brands. The Reporting Person and his wife own 100% of the membership interests in Fresh Brands in tenancy-by-entirety, and accordingly, the Reporting Person has shared dispositive power and shared voting power over such shares.

(c) Except as set forth in this Schedule 13D/A, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d)-(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2020

/s/ Zalmi Duchman
Zalmi Duchman

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